FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of March, 1999

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F         X                         Form 40-F
                  -        -                                  -

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No   X
                                                        ---

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contents:

          1. Press Release dated March 10, 1999

          2. Press Release dated February 4, 1999

          3. Press Release dated February 2, 1999

          4. Press Release dated January 25, 1999

          5. Press Release dated December 21, 1998

          6. Press Releases dated December 15, 1998 (2 releases)

          7. Press Release dated November 17, 1998

          8. Press Release dated September 29, 1998

          9. Press Release dated September 22, 1998

          10. Press Release dated September 14, 1998

          11. Annual Report to Stockholders

          12.  Management Information  Circular/Proxy  Statement dated March 15,
               1999

          13. Notice dated March 24, 1999 of Change of Location of Annual Shareholders Meeting

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526).

                          PART II -- OTHER INFORMATION
                          ----------------------------


Exhibits
--------

         The Registrant is filing the following exhibits which were completed after the preparation of its report on Form 20-F for the year ended October 31, 1998.

          10.1 Employment Agreement dated as of December 15, 1998 between Radica Games Limited and David C.W. Howell

          10.2 Employment Agreement dated as of December 15, 1998 between Radica Games Limited and Lam Siu Wing

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADICA GAMES LIMITED




Date: March 29, 1999                              /S/ David C.W. Howell
                                                  ---------------------
                                                  David C.W. Howell
                                                  President Asia Operations
                                                  Chief Financial Officer